
15005009



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 12/19/14

Received SEC
JAN 07 2015
Washington, DC 20549

January 7, 2015

Act: 1934
Section:
Rule: 14a-8 (OD5)
Public
Availability: 1-7-15

Michael F. Lohr
The Boeing Company
micheal.f.lohr@boeing.com

Re: The Boeing Company
Incoming letter dated December 19, 2014

Dear Mr. Lohr:

This is in response to your letter dated December 19, 2014 concerning the shareholder proposal submitted to Boeing by Sarah J. Simmons and Richard Berg. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Sarah J. Simmons
FISMA & OMB Memorandum M-07-16

January 7, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Boeing Company
Incoming letter dated December 19, 2014

The proposal relates to the cessation of certain activities.

There appears to be some basis for your view that Boeing may exclude the proposal under rule 14a-8(e)(2) because Boeing received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Boeing omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Michael F. Lohr
Vice President,
Assistant General Counsel,
& Corporate Secretary

The Boeing Company
100 N Riverside MC 5003-1001
Chicago, IL 60606-1596

December 19, 2014

BY EMAIL
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Shareholder Proposal Relating to Certain Foreign Sales

Dear Sir or Madam:

The Boeing Company ("Boeing," the "Company" or "we") received a shareholder proposal and statement in support thereof (the "Proposal") from Sarah J. Simmons and Richard Berg (the "Proponents"), purportedly for inclusion in the proxy statement to be distributed to the Company's shareholders in connection with its 2015 Annual Meeting of Shareholders (the "Proxy Materials"). Copies of the Proposal and all related correspondence are attached to this letter as **Exhibit A**. The Company believes that it may properly omit the Proposal from the Proxy Materials, and we request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the Proposal from the Proxy Materials for the reasons set forth below.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its attachment to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Act"), we are simultaneously sending a copy of this letter and its attachment to the Proponents as notice of Boeing's intent to omit the Proposal from the Proxy Materials. The Company intends to file the definitive Proxy Materials on or about March 13, 2015.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents must send companies a copy of any correspondence that they elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponents that if they submit correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.

THE PROPOSAL

The Proposal states, in relevant part:

> *Two shareholders (Sarah Simmons and Richard Berg) of the Boeing Company (the "Company") urges the Board of Directors (the "Board") to cease selling armaments, such as F15 fighter planes, AH-64 Apache helicopters, and the Joint Direct Munition (JDAM) systems, to the State of Israel.*

BASIS FOR EXCLUSION

BOEING MAY EXCLUDE THE PROPOSAL FROM THE PROXY MATERIALS PURSUANT TO RULE 14a-8(e)(2) BECAUSE THE PROPOSAL WAS NOT SUBMITTED TO THE COMPANY'S PRINCIPAL EXECUTIVE OFFICES PRIOR TO THE DEADLINE

The Company first became aware of the Proposal on December 9, 2014—twenty-five days after the Company's November 14, 2014 deadline for the submission of shareholder proposals—when Ms. Simmons contacted Boeing's Shareholder Services department to inquire about her "resolution." The Company left a message for Ms. Simmons on December 9, 2014. When Ms. Simmons did not return the call by December 12, 2014, the Company called Ms. Simmons again and informed her on December 12, 2014 that the Office of the Corporate Secretary had not received any such resolution. Ms. Simmons indicated that the Proposal had been submitted by email through the Company's website. Later that day, the Company determined that the Proposal had been sent on November 15, 2014, through an email form on the Company's website that is not monitored by the Office of the Corporate Secretary. The website automatically generates a date and time stamp for each submission in the subject line of the email, including the Proposal. As is evident in Exhibit A, the Proposal was received on November 15, 2014 at 7:23:48 p.m. (20141115192348), the day after the deadline for the submission of shareholder proposals. The Proposal was not addressed to the Office of the Corporate Secretary, is not labeled as a shareholder proposal and does not include the words "resolved," "resolution," "proposal," "Rule 14a-8" or other indications of being a shareholder proposal. There is no other evidence of any other submissions to the Company from the Proponents or otherwise relating to the Proposal.

Rule 14a-8(e)(2) provides that a company must receive a shareholder proposal at its principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting.[1] Staff Legal Bulletin No. 14 (Jul. 13, 2001) further directs proponents to look in a company's proxy statement to determine where to send a shareholder proposal, stating that "the proposal must be received at the company's principal executive offices. Shareholders can find this address in the company's proxy statement. If a shareholder sends a proposal to any other location, even if it is to an agent of the company or to another company location, this would not satisfy the requirement." The Company's 2014 proxy statement states: "If you are interested in submitting a proposal for inclusion in our proxy statement for the 2015 annual meeting, you must follow the procedures outlined in Rule 14a-8 of the Securities Exchange Act of 1934. To be eligible for inclusion, we must receive such proposal at our principal corporate offices in Chicago, Illinois at the address below no later than Friday, November 14, 2014.... [a]ny proposals, notices or nominations must be sent to: Office of the Corporate Secretary, The Boeing Company, 100 North Riverside Plaza, MC 5003-1001, Chicago, Illinois 60606-1596."

Moreover, Staff Legal Bulletin No. 14 (Jul. 13, 2001) instructs proponents to "submit a proposal by a means that allows him or her to determine when the proposal was received at the company's principal executive offices." The submission by Ms. Simmons and Mr. Berg did not comply with these procedures. Instead, Ms. Simmons and Mr. Berg waited until after the submission deadline; sent the Proposal by email, using a means other than the one set forth in the 2014 proxy statement and to an address that is not monitored by the Office of the Corporate Secretary; did not send the Proposal in a manner that would enable it to be received at the Company's principal executive offices or that would enable the Proponents to confirm receipt of the Proposal; and did not even indicate clearly that it was a shareholder proposal.

The Staff has strictly construed the Rule 14a-8(e)(2) deadline and has consistently permitted the exclusion of shareholder proposals as not timely submitted where such proposals were not received by the company because they were sent to an incorrect facsimile number or email address. *See, e.g., Celgene Corporation* (Jun. 10, 2011), *Altria Group, Inc.* (Apr. 2, 2010), and *Alcoa Inc.* (Jan. 12, 2009) (permitting the exclusion of proposals that were not received by the Company because they were sent to a wrong facsimile number or email address). The Staff has also consistently permitted the exclusion of shareholder proposals as not timely submitted when they were sent to the company after the deadline for the submission of proposals, even if only by one day. *See, e.g., Alpha Natural Resources, Inc.* (Mar. 5, 2012) and *City National Corp.* (Jan. 17, 2008) (permitting the exclusion of proposals received by

[1] Rule 14a-8(e)(2) also provides that the 120 calendar day deadline does not apply if the current year's annual meeting has been changed by more than 30 days from the date of the prior year's meeting. The Company's 2014 Annual Meeting of Shareholders was held on April 28, 2014. The Company's 2015 Annual Meeting of Shareholders is scheduled to be held on April 27, 2015. Therefore, the date of the 2015 Annual Meeting of Shareholders has not been moved more than 30 days from the date of the 2014 Annual Meeting of Shareholders and thus the proper deadline for shareholder proposals was November 14, 2014, as stated in the 2014 proxy statement.

the Company one day after the deadline). Accordingly, we request that the Staff concur with our view that the Proposal may be excluded under Rule 14a-8(e)(2).

We further note that, as of the date hereof, neither Proponent has provided proof that he or she meets the minimum ownership requirements set forth in Rule 14a-8(b) for submission of a shareholder proposal to the Company. In addition, the Proposal exceeds the 500-word limit for shareholder proposals set forth in Rule 14a-8(d). However, because the failure to timely submit a shareholder proposal is a deficiency that cannot be remedied, the Company has not otherwise provided the Proponents with notice and an opportunity to cure under Rule 14a-8(f)(1). As stated in Rule 14a-8(f)(1), "[a] company need not provide [the proponent with] such notice of a deficiency if the deficiency cannot be remedied, such as if [the proponent] fail[s] to submit a proposal by the company's properly determined deadline." Therefore, the Company need not send a notice of deficiency to the Proponents under Rule 14a-8(f)(1) in order for the Proposal to be excluded under Rule 14a-8(e)(2).

* * *

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that the Company may omit the Proposal from its Proxy Materials, please do not hesitate to contact me at 312-544-2802 or michael.f.lohr@boeing.com.

Very truly yours,



Michael F. Lohr
Corporate Secretary

Enclosure

cc: Sarah J. Simmons and Richard Berg

Exhibit A

The Proposal and All Related Correspondence

From: GRP Audit Committee Chair
Sent: Saturday, November 15, 2014 6:24 PM
To: GRP Audit Committee Chair
Subject: Audit Committee Review Team submission 20141115192348

Name: Sarah J. Simmons

Telephone: ***FISMA & OMB Memorandum M-07-16***

E-mail: ***FISMA & OMB Memorandum M-07-16***

Submission:

Two shareholders (Sarah Simmons and Richard Berg) of the Boeing Company (the "Company") urges the Board of Directors (the "Board") to cease selling armaments, such as F15 fighter planes, AH-64 Apache helicopters, and the Joint Direct Munition (JDAM) systems, to the State of Israel. Supporting Statement: By selling F15 fighter planes and AH-64 Apache helicopters to the State of Israel, the Company is complicit in human rights violations as the result of these armaments used by the Israeli Defense Force in its fifty-one day assault from July 7 to August 26, 2014 on the Gaza Strip during Operation Protective Edge. According to the United Nations Office for the Coordination of Humanitarian Affairs occupied Palestine territory (OCHA), 2194 Palestinians were killed in Gaza as a result of Operation Protective Edge. 1523 of the dead were civilians, including 519 children and 287 women. 11,000 Palestinians were wounded including 3374 children, 2088 women and 410 elderly people. 18,000 housing units were totally destroyed or severely damaged. At the peak of Operation Protective Edge an estimated 485,000 people were displaced. On July 29 Israel bombed Gaza's only power plant, making it not functional indefinitely. 22 schools were destroyed and 118 damaged. Israeli forces destroyed entire neighbors such as Shejaiya, Beit Hanoun and Khozaa. On at least seven occasions Israeli military attacked U N schools sheltering displaced civilians, killing approximately 43 people and wounding hundreds more in three of the incidents. Between July 11 and July 23 Israeli military shelled al Wafa Hospital, Gaza's only rehabilitation and geriatic hospital, seriously damaging the building. The Institute for Middle East Understanding (IMEU) in its article, "50 Days of Death & Destruction : Israel's Operation Protective Edge", reports that "Palestinian, Israeli, and international human rights organizations such as Amnesty International and Human Rights Watch have documented evidence of widespread violations of the laws of war committed by the Israeli military during "Operation Protective Edge," including: The reckless and disproportionate use of deadly force in densely populated urban areas. Attacks on medical facilities and workers and UN schools sheltering displaced civilians. Attacks on civilians and the targeting of civilian infrastructure and the home of Palestinian political and military officials." One of the criteria of the just war theory is the principle of proportionality. This principle bans disproportionate fire-power. Yet Israel used the Dahiya Doctrine which, according to the UN Human Rights Council [Goldstone] Report, involves "the application of disproportionate force and causing of great damage and destruction to civilian property and infrastructure, and suffering to civilian populations." to terrorize the civilian population of Gaza. For example the Israeli military used imprecise weaponry, artillery in particular, in densely populated areas resulting in high civilian casualties. On August 15 Haeretz newspaper reported that as of that date, the Israeli army had fired at least 32,000 artillery shells into Gaza. Ali Abunimah in his article, "How many bombs has Israel dropped on Gaza," (The Electronic Intifada, August 19, 2014) writes "Hazem Abu Murad, the head of Gaza's bomb squad, estimated Israel had dropped between 18 and 20 thousand tons of explosives on Gaza since July 7. Israel also used a range of air-dropped munitions, many if not most, US-made such as the one-ton MK 84 bombs that have a destructive radius of 300 meters and GBU laser-guided bombs." In an open letter for the people in Gaza, dated July 25, 2014, from the LANCET, 24 doctors and scientists stated "On the basis of our ethics and practice, we are denouncing what we witness in the aggression of Gaza by Israel ... Weaponry known to cause long-term damages on health of the whole population are used; particularly non fragmentation weaponry and hard-head bombs. We witnessed targeted weaponry used indiscriminately and on children and we constantly see that so-called intelligent weapons fail to be precise, unless they are deliberately used to destroy innocent lives. ... We as scientists and doctors cannot keep silent while this crime against humanity continues. We urge readers not to be silent too. Gaza rapped under siege, is being killed by one of the world's largest and most sophisticated modern military machines. The land is poisoned by weapon debris, with consequences for future generations." On November 6, 2014 Amnesty International released the fifty-page report, "Families Under the Rubble – Israeli attacks on inhabited homes." Philip Luther, Amnesty Director of Middle East and North Africa Programme, said "Israeli forces 'brazenly' flouted the laws of war and 'deliberately flattened entire homes full of civilians' without any warning displaying callous indifference to the carnage caused ... the report exposes a pattern of attacks n civilian homes by Israeli forces which have shown a shocking disregard for the lives of Palestinian civilians, who were given no warning and had no chance to flee ... Even if a fighter had been present in one of these residential homes, it would not absolve Israel of its obligation to take every feasible precaution to protect the lives of civilians caught up in the fighting. The repeated, disproportionate attacks on homes indicate that Israel's current military tactics are deeply flawed and fundamentally at odds with the principles of international humanitarian law." Based on these reports of Israel's assault on Gaza during Operation Protective Edge, the Boeing Company must cease all sales of F15 fighter planes, AH-64 Apache helicopters and other armaments to the State of Israel.

From: **On Behalf Of** GRP A/C Portal Monitor
Sent: Monday, November 17, 2014 2:51 PM
To: *FISMA & OMB Memorandum M-07-16***
Subject: RE: Audit Committee Review Team submission 20141115192348

DO NOT REPLY TO THIS E-MAIL -- THIS MAILBOX IS FOR OUTGOING MAIL ONLY

Dear Ms. Simmons and Mr. Berg,

Thank you for contacting Boeing. Your submittal dated November 15, 2014 has been received and recorded.

Sincerely,

Office of Ethics and Business Conduct
The Boeing Company

From: GRP Audit Committee Chair
Sent: Saturday, November 15, 2014 6:24 PM
To: GRP Audit Committee Chair
Subject: Audit Committee Review Team submission 20141115192348

Name: Sarah J. Simmons

Telephone: ***FISMA & OMB Memorandum M-07-16***

E-mail: ***FISMA & OMB Memorandum M-07-16***

Submission:

Two shareholders (Sarah Simmons and Richard Berg) of the Boeing Company (the "Company") urges the Board of Directors (the "Board") to cease selling armaments, such as F15 fighter planes, AH-64 Apache helicopters, and the Joint Direct Munition (JDAM) systems, to the State of Israel. Supporting Statement: By selling F15 fighter planes and AH-64 Apache helicopters to the State of Israel, the Company is complicit in human rights violations as the result of these armaments used by the Israeli Defense Force in its fifty-one day assault from July 7 to August 26, 2014 on the Gaza Strip during Operation Protective Edge. According to the United Nations Office for the Coordination of Humanitarian Affairs occupied Palestine territory (OCHA), 2194 Palestinians were killed in Gaza as a result of Operation Protective Edge. 1523 of the dead were civilians, including 519 children and 287 women. 11,000 Palestinians were wounded including 3374 children, 2088 women and 410 elderly people. 18,000 housing units were totally destroyed or severely damaged. At the peak of Operation Protective Edge an estimated 485,000 people were displaced. On July 29 Israel bombed Gaza's only power plant, making it not functional indefinitely. 22 schools were destroyed and 118 damaged. Israeli forces destroyed entire neighbors such as Shejaiya, Beit Hanoun and Khozaa. On at least seven occasions Israeli military attacked U N schools sheltering displaced civilians, killing approximately 43 people and wounding hundreds more in three of the incidents. Between July 11 and July 23 Israeli military shelled al Wafa Hospital, Gaza's only rehabilitation and geriatic hospital, seriously damaging the building. The Institute for Middle East Understanding (IMEU) in its article, "50 Days of Death & Destruction : Israel's Operation Protective Edge", reports that "Palestinian, Israeli, and international human rights organizations such as Amnesty International and Human Rights Watch have documented evidence of widespread violations of the laws of war committed by the Israeli military during "Operation Protective Edge," including: The reckless and disproportionate use of deadly force in densely populated urban areas. Attacks on medical facilities and workers and UN schools sheltering displaced civilians. Attacks on civilians and the targeting of civilian infrastructure and the home of Palestinian political and military officials." One of the criteria of the just war theory is the principle of proportionality. This principle bans disproportionate fire-power. Yet Israel used the Dahiya Doctrine which, according to the UN Human Rights Council [Goldstone] Report, involves "the application of disproportionate force and causing of great damage and destruction to civilian property and infrastructure, and suffering to civilian populations." to terrorize the civilian population of Gaza. For example the Israeli military used imprecise weaponry, artillery in particular, in densely populated areas resulting in high civilian casualties. On August 15 Haeretz newspaper reported that as of that date, the Israeli army had fired at least 32,000 artillery shells into Gaza. Ali Abunimah in his article, "How many bombs has Israel dropped on Gaza," (The Electronic Intifada, August 19, 2014) writes "Hazem Abu Murad, the head of Gaza's bomb squad, estimated Israel had dropped between 18 and 20 thousand tons of explosives on Gaza since July 7. Israel also used a range of air-dropped munitions, many if not most, US-made such as the one-ton MK 84 bombs that have a destructive radius of 300 meters and GBU laser-guided bombs." In an open letter for the people in Gaza, dated July 25, 2014, from the LANCET, 24 doctors and scientists stated "On the basis of our ethics and practice, we are denouncing what we witness in the aggression of Gaza by Israel ... Weaponry known to cause long-term damages on health of the whole population are used; particularly non fragmentation weaponry and hard-head bombs. We witnessed targeted weaponry used indiscriminately and on children and we constantly see that so-called intelligent weapons fail to be precise, unless they are deliberately used to destroy innocent lives. ... We as scientists and doctors cannot keep silent while this crime against humanity continues. We urge readers not to be silent too. Gaza rapped under siege, is being killed by one of the world's largest and most sophisticated modern military machines. The land is poisoned by weapon debris, with consequences for future generations." On November 6, 2014 Amnesty International released the fifty-page report, "Families Under the Rubble – Israeli attacks on inhabited homes." Philip Luther, Amnesty Director of Middle East and North Africa Programme, said "Israeli forces 'brazenly' flouted the laws of war and 'deliberately flattened entire homes full of civilians' without any warning displaying callous indifference to the carnage caused ... the report exposes a pattern of attacks n civilian homes by Israeli forces which have shown a shocking disregard for the lives of Palestinian civilians, who were given no warning and had no chance to flee ... Even if a fighter had been present in one of these residential homes, it would not absolve Israel of its obligation to take every feasible precaution to protect the lives of civilians caught up in the fighting. The repeated, disproportionate attacks on homes indicate that Israel's current military tactics are deeply flawed and fundamentally at odds with the principles of international humanitarian law." Based on these reports of Israel's assault on Gaza during Operation Protective Edge, the Boeing Company must cease all sales of F15 fighter planes, AH-64 Apache helicopters and other armaments to the State of Israel.